April 26, 2022

U.S. Securities and Exchange Commission	By EDGAR
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tyler Howes

Re:	Panbela Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2022
File No. 001-39468

Ladies and Gentlemen:

On behalf of Panbela Therapeutics, Inc. (“we,” “us,” and “Panbela”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 8, 2022 (the “Original Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Revised Filing” and, collectively with the Filing, the “Proxy Statement”).

The supplemental information set forth herein has been supplied by Panbela for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by Panbela. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in the letter dated April 21, 2022, followed by Panbela’s response.

Preliminary Proxy Statement on Schedule 14A filed April 8, 2022

Proposal 3: Approval of Issuance Common Stock in Connection with Acquisition, page 13

1.

We note that you plan to issue shares of common stock as partial consideration for your acquisition of Cancer Prevention Pharmaceuticals, Inc. Please clarify how the number of shares issuable to the Cancer Prevention Pharmaceuticals, Inc. shareholders will be determined. Please further clarify how the contingent payments will be determined and if they will be payable in cash.

Response: As disclosed on page 25 of the Original Filing, the total number of shares issuable to holders of Cancer Prevention Pharmaceuticals, Inc. (“CPP”) securities (including options and warrants) is based on a target proportion of the number of shares of Canary Merger Holdings, Inc. (“HoldCo”) common stock outstanding after completion of the mergers. The target proportion is assumed to be 41%, but would increase to 45% if certain existing CPP indebtedness is fully satisfied sufficiently in advance of closing. The disclosure does not focus on the possibility of a 45% scenario because, as disclosed on page 19 of the Original Filing, subsequent to announcement of the transaction, CPP reached an agreement with its primary creditor that reduced but did not eliminate the indebtedness.

Securities and Exchange Commission
April 26, 2022

As illustrated by the example on page 26 of the Original Filing, based on 13,449,117 shares of Panbela common stock issued and outstanding, holders of CPP securities would be entitled to receive (or in the case of option and warrants, purchase) up to a maximum of 9,345,996 shares of HoldCo common stock, resulting in the following post-merger capitalization:

	HoldCo Common Stock (#)	Proportion (%)
Shares held by Panbela stockholders (excludes options & warrants per merger agreement)	13,449,117	59.0%
Maximum shares issuable in exchange for CPP securities (including options & warrants per merger agreement)	9,345,996	41.0%
Denominator	22,795,113	100.0%

We have included the foregoing tabular disclosure on page 33 of the Revised Filing.

As disclosed on page 26 of the Original Filing, “the potential Post-Closing Contingent Payments are eligible to be paid in connection with the future satisfaction of three milestones after netting out applicable expenses and setoff amounts: (1) 50% of milestone payments and royalties received pursuant to the existing North American license agreement, up to a maximum payout of $25.0 million; (2) 50% of royalty payments received for U.S. sales of Flynpovi in excess of $400.0 million, up to a maximum payout of $15.0 million; and (3) either 35% of any cash amounts originating from the European Union and received pursuant to partnerships involving Flynpovi or 10% of any cash amounts received from efforts to self-market Flynpovi in the European Union, up to an aggregate maximum payout of $20.0 million.” Each category of contingent payment is based on actual cash received under the designated circumstances and there is no provision in the merger agreement that provides for payment in a form other than cash. Additional disclosure has been added throughout the Revised Filing to clarify that any contingent payments would be payable in cash.

2.	Please tell us the exemption you are relying on for the issuance of your shares to the holders of Cancer Prevention Pharmaceuticals, Inc. shares.

Response: We acknowledge the Staff’s comment and advise that the issuance of the shares of HoldCo common stock to the holders of CPP shares will be issued in a transaction (the “Issuance”) exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act, and Regulation D promulgated thereunder. Accordingly, the shares of common stock of HoldCo proposed to be issued will be restricted securities and may not be offered or sold by the holders of those shares, absent registration or an applicable exemption from registration requirements.

In order to confirm that the exemptions were appropriate, we conducted due diligence with respect to the 54 preexisting holders of record of CPP shares to evaluate their status as accredited investors (as that term is defined under Rule 501(a) promulgated under Regulation D). Based on the foregoing, Panbela reasonably believes that (i) each of the stockholders of CPP who exercised voting rights in connection with the approval of the transactions relating to the Issuance qualified as an accredited investor, and (ii) of all persons expected to receive shares of common stock in the Issuance, significantly fewer than 35 may not qualify as accredited investors. Further, Panbela negotiated the transaction directly with CPP and has not undertaken any general solicitation or advertisement with respect to the Issuance. Accordingly, Panbela has determined that the Issuance to a limited number of sophisticated investors does not constitute a public offering in accordance with Section 4(a)(2) of the Securities Act.

Securities and Exchange Commission
April 26, 2022

Additional disclosure has been added to page 32 of the Revised Filing to clarify the exemption relied upon for the Issuance.

General

3.	Please file the amended proxy statement with the "PREM14A" EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

Response: Panbela is soliciting, at its annual meeting of stockholders, approval for the issuance of shares of HoldCo common stock, to comply with Nasdaq rules relating to the issuance of shares of common stock in excess of 20% of the current number of outstanding shares. As stated on pages 5 and 14 of the Original Filing, Panbela is not required to, nor is it seeking, stockholder approval of the acquisition of CPP, or the related mergers and merger agreement. Consistent with our phone discussion, the Revised Filing was submitted under the “PRER14A” EDGAR tag while the Staff continues to evaluate this matter.

Please contact us if we can further assist your review of the filings.

Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Jennifer K. Simpson
Jennifer K. Simpson
Chief Executive Officer

cc:	Susan Horvath, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP